UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

Bioceres Crop Solutions Corp.

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

G1117K 114

(CUSIP Number)

Gloria Montaron Estrada

Bioceres Group PLC

Highdown House, Yeoman Way, Worthing,

West Sussex, United Kingdom

Telephone: +54 0341 4861100

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Matthew S. Poulter

Linklaters LLP

1290 Avenue of the Americas

New York, NY 10104

March 14, 2024

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G1117K 114

1	Names of Reporting Person. Bioceres Group PLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization England and Wales
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,927,391
	8	Shared Voting Power (see Item 5 below) 28,903,241 (1)
	9	Sole Dispositive Power 1,927,391
	10	Shared Dispositive Power (see Item 5 below) 25,736,096 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 30,830,632 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 49.1%
14	Type of Reporting Person HC

(1) Bioceres Group PLC may be deemed to be the ultimate beneficial owner of Shares held by Bioceres LLC and THEO I SCSp as Bioceres LLC is an indirect wholly-owned subsidiary of Bioceres Group PLC, and Bioceres Group PLC owns 96.2% of the outstanding equity securities of THEO I SCSp.

CUSIP No. G1117K 114

1	Names of Reporting Person. Bioceres LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —
	8	Shared Voting Power (see Item 5 below) 23,903,241 (1)
	9	Sole Dispositive Power —
	10	Shared Dispositive Power (see Item 5 below) 20,736,096 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 23,903,241 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 38.1%
14	Type of Reporting Person HC

(1) Bioceres LLC is an indirect wholly-owned subsidiary of Bioceres Group PLC. As a result, Bioceres Group PLC may be deemed to be the ultimate beneficial owner of Shares held by Bioceres LLC.

CUSIP No. G1117K 114

1	Names of Reporting Person. THEO I SCSp
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) N/A
5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Grand Duchy of Luxembourg
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power —
	8	Shared Voting Power (see Item 5 below) 5,000,000 (1)
	9	Sole Dispositive Power —
	10	Shared Dispositive Power (see Item 5 below) 5,000,000 (1)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,000,000 (1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 8.0%
14	Type of Reporting Person HC

(1) Bioceres Group PLC owns 96.2% of the outstanding equity securities of THEO I SCSp. As a result, Bioceres Group PLC may be deemed to be the ultimate beneficial owner of Shares held by THEO I SCSp.

CUSIP No. G1117K 114

EXPLANATORY NOTE

This Amendment No. 9 (the “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2019, (as amended by Amendment No. 1 filed with the SEC on July 2, 2020, Amendment No. 2 filed with the SEC on August 28, 2020, Amendment No. 3 filed with the SEC on November 25, 2020, Amendment No. 4 filed with the SEC on August 6, 2021, Amendment No. 5 filed with the SEC on October 15, 2021, Amendment No. 6 filed with the SEC on April 5, 2022, Amendment No. 7 filed with the SEC on July 25 2022 and Amendment No. 8 filed with the SEC on November 15, 2022) (the “Schedule 13D”), by Bioceres Group PLC, Bioceres LLC and Theo I SCSp (each a “Reporting Person”, and herein collectively referred as the “Reporting Persons”). Pursuant to the joint filing agreement attached as Exhibit 99.1 hereto, Bioceres Group PLC, has been included as a reporting person in lieu of Bioceres S.A. Bioceres Group PLC is the controlling shareholder of Bioceres S.A.

This Amendment is being filed to report a decrease in the Shares beneficially owned by the Reporting Persons, as a result of a combination of open market sales made by the Reporting Persons, including certain open market sales entered by a party to the shareholders agreement described under Item 6 of the Schedule 13D (the “Transactions”). As a result of the foregoing, the Shares owned by the Reporting Persons decreased from 28,363,766 to 27,663,487.

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as expressly amended and supplemented by this Amendment, the Schedule 13D is not amended or supplemented in any respect. Capitalized terms used but not otherwise defined in this Amendment have the meanings ascribed to such terms in the Schedule 13D.

The aggregate percentages of Shares beneficially owned by the Reporting Persons, and reported in this Amendment, is calculated based on 62,796,774 Shares outstanding, as reported by the Issuer in its annual report on Form 20-F filed with the SEC on November 14, 2023 (File No. 001-38405) (the “Issuer 20-F”).

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby further amended and replaced as follows:

(a)	This statement is filed by:

i)	Bioceres Group PLC, which is the holder of record of 1,927,391 Shares (corresponding to approximately 3.1% of the Issuer’s outstanding capital stock) and through its subsidiaries Bioceres LLC and Theo I SCSp, holds an additional 28,903,241 Shares (corresponding to approximately 46.0% of the Issuer’s outstanding capital stock);

ii)	Bioceres LLC, which is the holder of record of 23,903,241 Shares (corresponding to approximately 38.1% of the Issuer’s outstanding capital stock); and

iii)	THEO I SCSp, which is the holder of record of 5,000,000 Shares (corresponding to approximately 8.0% of the Issuer’s outstanding capital stock).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal offices of:

i)	Bioceres Group PLC is Highdown House, Yeoman Way, Worthing, West Sussex, United Kingdom, BN99 3HH;

ii)	Bioceres LLC is 1209 Orange Street, Wilmington 19801-1120, County of New Castle; and

iii)	THEO I SCSp is 30 boulevard Royal, L-2449 Luxembourg.

CUSIP No. G1117K 114

(c)	Not applicable.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e)	None of the Reporting Persons has, during the last five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)

i)	Bioceres Group PLC is a company organized under the laws of England and Wales;

ii)	Bioceres LLC is limited liability company formed under the laws of Delaware; and

iii)	THEO I SCSp is a special limited partnership (société en commandite spéciale) incorporated in the Grand Duchy of Luxembourg.

Item 3.	Source and Amount of Funds or Other Consideration.

Please refer to the “Explanatory Note” of this Amendment.

Item 4.	Purpose of the Transaction

The purpose of the Transactions was to fund administrative expenses.

As a result of the Transactions, the Shares owned by the Reporting Persons, which are not subject to the shareholders’ agreement described under Item 6 of the Schedule 13D, decreased from 28,363,766 Shares to 27,663,487 Shares. In addition, the number of Shares which the Reporting Persons have the shared power to vote or to direct the vote of, pursuant to the shareholders’ agreement described under Item 6 of the Schedule 13D, decreased from 3,196,917 Shares to 3,167,145 Shares due to the Transactions. As a result of the foregoing, in the aggregate, the Reporting Persons beneficially own 30,830,632 Shares (corresponding to approximately 49.1% of the Issuer’s outstanding capital stock).

Except for the foregoing, the Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and replaced as follows:

(a)-(b) The aggregate percentages of Shares beneficially owned by the Reporting Persons, and reported in this Amendment, are calculated based on 62,796,774 Shares outstanding, as reported on the Issuer 20-F, as follows:

Bioceres Group PLC
a)	Amount beneficially owned: 30,830,632	Percentage: 49.1%
b)	Number of shares to which the Reporting Person has:
	Sole power to vote or to direct the vote:	1,927,391
	Shared power to vote or to direct the vote:	28,903,241
	Sole power to dispose or to direct the disposition of:	1,927,391
	Shared power to dispose or to direct the disposition of:	25,736,096

CUSIP No. G1117K 114

Bioceres LLC
a)	Amount beneficially owned: 23,903,241	Percentage: 38.1%
b)	Number of shares to which the Reporting Person has:
	Sole power to vote or to direct the vote:	—
	Shared power to vote or to direct the vote:	23,903,241
	Sole power to dispose or to direct the disposition of:	—
	Shared power to dispose or to direct the disposition of:	20,736,096

THEO I SCSp
a)	Amount beneficially owned: 5,000,000	Percentage: 8.0%
b)	Number of shares to which the Reporting Person has:
	Sole power to vote or to direct the vote:	—
	Shared power to vote or to direct the vote:	5,000,000
	Sole power to dispose or to direct the disposition of:	—
	Shared power to dispose or to direct the disposition of:	5,000,000

(c)	None of the Reporting Persons has effected any transactions of the Issuer’s Shares during the 60 days preceding the date of this report, except as described in Item 4 of this Schedule 13D/A which information is incorporated herein by reference.

(d)	Not applicable.

(e)	Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit 10.1*	Shareholders Agreement, dated as of March 5, 2019, by and between Bioceres LLC, Pedro Enrique Mac Mullen, María Marta Mac Mullen and International Property Services Corp.

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons

* Previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOCERES GROUP PLC

By	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Attorney-in-Fact
Date: March 25, 2024

BIOCERES LLC

By	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Manager
Date: March 25, 2024

THEO I SCSp

By	/s/ Gloria Montaron Estrada
Name: Gloria Montaron Estrada
Title: Attorney-in-Fact
Date: March 25, 2024